FORM 51-102F3
Material Change Report

Item 1:	Name and Address of Company Copernic Inc. (formerly Mamma.com Inc.) (the “Company”) 388 St. Jacques Street West, 9th Floor Montreal, Quebec H2Y 1S1

Item 2:	Date of Material Change February 8, 2008

Item 3:	News Release Attached as Schedule “A” is the press release in respect of the material change, which was disseminated through CCN Matthews.

Item 4:	Summary of Material Change The Company announced today, the resignation of its President and Chief Executive Officer, Mr. Martin Bouchard.

Item 5:
Full Description of Material Change
On February 8, 2008, the Company announced that its President and Chief Executive Officer, Mr. Martin Bouchard, has tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis.

Item 6:	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 The report is not being filed on a confidential basis.

Item 7:	Omitted Information No information has been omitted

Item 8:	Executive Officer Name: David Goldman Title: Executive Chairman Telephone: 514-908-4325

Date of Report: February 11, 2008.

SCHEDULE “A”

Copernic Inc. Announces Management Changes

Montreal, Canada, February 8, 2008 - Copernic Inc., (the “Company”), (NASDAQ: CNIC), a leading software development company in the technology sector, specializing in internet, desktop and mobile search products, announced today that its President and Chief Executive Officer, Mr. Martin Bouchard, has tendered his resignation, effective March 3, 2008, citing personal reasons. Mr. Bouchard will continue as a member of the board of directors and has agreed to be available to the Company on a consulting basis.

Mr. Marc Ferland, a director of the Company, is appointed President and CEO commencing on March 3, 2008. Mr. Ferland was formerly Vice President of Rogers Communications and was integral in the launch of Canada’s second mobile phone network in 1984. He has also served as Executive Vice President of a national paging carrier and Vice President of Microcell Telecom, commonly known as Fido. Mr. Ferland is currently President of Digifax Communications and Gen24 Capital, which provides business plan development, capitalization and strategic planning services to technology companies in Canada and India.

Mr. David Goldman, Chairman of the Board of Directors of the Company, stated: “the Board regrets the resignation of Martin but is pleased that he has agreed to continue as a member of the Board of Directors and to be available to assist the Company as his depth of knowledge and expertise continues to be invaluable. We are fortunate to have an individual with the background and capability of Marc Ferland on our board who can and has accepted to assume the CEO role. Marc assumes these responsibilities at a critical juncture and will be focusing on reviewing the strategic direction of the Company.”

About Copernic Inc.
Copernic Inc. specializes in developing, marketing and selling cutting-edge search technology, providing innovative home and business software products and solutions for desktop, web and mobile users, through its online properties, including www.mamma.com and www.copernic.com.

With its award winning Copernic Desktop Search® software search engine product, the Company brings the power of a sophisticated, yet easy-to-use search engine to the user’s PC. Additionally, Copernic Inc. provides both online advertising as well as pure content to its vast array of partnerships worldwide through its well established media placement channels. Copernic handles over 1 billion search requests per month and has media placement partnerships established not only in North America, but in Europe and Australia as well.

More information can be found at www.copernic-inc.com.

Statements contained in this press release, which are not historical facts, are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks and uncertainties that can cause actual results to differ materially from estimated results. Such risks and uncertainties are detailed in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. The Company expressly disclaims and intent or obligation to update any description of the scope, focus or subject matter of the statements in this press release.

FOR MORE INFORMATION CONTACT:
Copernic Inc.
Christine Papademetriou, MBA
Director of Marketing
Email: christine@copernic.com
Telephone Toll Free: (877) 289-4682 #125
Telephone Local: (514) 908-4325
Web site: www.copernic-inc.com